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                              Intellon Corporation
                       5100 West Silver Springs Boulevard
                              Ocala, Florida 34482


                                                                  March 21, 2001


VIA EDGAR AND FACSIMILE 202-628-9001

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC   20549-0404


                            Re: Intellon Corporation
                                Registration No. 333-44976
                                FORM RW - APPLICATION FOR WITHDRAWAL
                                ------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Intellon Corporation, a Florida corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-44976) together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 31, 2000, Amendment No. 1 thereto was filed on October 10, 2000, and Amendment No. 2 thereto was filed on November 17, 2000. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 6,250,000 of its shares of common stock (not including over-allotments) with an offering price to be between $11.00 and $13.00 per share, par value $0.01 per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interest of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since November 17, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         The Registrant may negotiate the terms for a proposed private equity financing that will not require registration under the Securities Act. The Registrant is familiar with the Commission's recent adoption of the new integration safe harbors set forth in new Rule 155 under the Securities Act. The Registrant intends to follow the guidelines set forth in newly adopted Rule 155(c) and, accordingly, will wait 30 calendar days after the effective date of the withdrawal of its Registration Statement before commencing any such private equity financing.



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Moreover, as required by newly adopted Rule 155, the Registrant will provide each offeree in the private financing with information concerning the withdrawal of its Registration Statement, the fact that the private financing is unregistered and the legal implications of its unregistered status. Any disclosure document used by the Registrant in any such private equity financing will also disclose any material changes in the Registrant's business or financial condition that occurred after the filing of the last amendment to the Registration Statement on November 17, 2000.

         Please send a facsimile copy of the order consenting to the withdrawal of the Registration Statement to Peter W. Rothberg, Esq. of Nixon Peabody LLP at
(212) 940-3111 as soon as it is available.

         Should you have any questions regarding this matter, please do not hesitate to contact Peter W. Rothberg at (212) 940-3106, of Nixon Peabody LLP.

                                            Very truly yours,

                                            Intellon Corporation



                                            By: /s/ Bryan Carr
                                               --------------------------------
                                                    Bryan Carr
                                                    Senior Vice President & CFO



cc:      Abby Adams, Esq.
         Russell Mancuso, Esq.
         Horst G. Sandfort, President and Chief Executive Officer
         Peter W. Rothberg, Esq.